Exhibit 99.1

Medicure Reports Financial Results for Quarter Ended March 31, 2020

WINNIPEG, May 12, 2020 /CNW/ - Medicure Inc. ("Medicure" or the "Company") (TSXV:MPH, OTC:MCUJF), a cardiovascular pharmaceutical company, today reported its results from operations for the quarter ended March 31, 2020.

Quarter Ended March 31, 2020 Highlights:

  Recorded total net revenue from the sale of products of $3.0 million during the quarter ended March 31, 2020 compared to $4.9 million for the quarter ended March 31, 2019;
  Recorded total net revenue from the sale of AGGRASTAT® of $2.7 million during the quarter ended March 31, 2020 compared to $4.8 million for the quarter ended March 31, 2019;
  Adjusted earnings before interest, taxes, depreciation and amortization (EBITDA1) for the quarter ended March 31, 2020 was negative $1.3 million compared to adjusted EBITDA of negative $1.7 million for the quarter ended March 31, 2019; and
  Net loss for the quarter ended March 31, 2020 was $1.5 million compared to net loss of $2.8 million for the quarter ended March 31, 2019.

Financial Results

Net revenues for the three months ended March 31, 2020 were $3.0 million compared to $4.9 million for the three months ended March 31, 2019.  Net revenues from AGGRASTAT® for the three months ended March 31, 2020 were $2.7 million compared to $4.8 million for the three months ended March 31, 2019.  ZYPITAMAGTM and SNP contributed $163,000 and $31,000, respectively during the three months ended March 31, 2020. Additionally, ReDSTM contributed net revenue of $89,000 for the three months ended March 31, 2020 compared to $103,000 for the three months ended March 31, 2019.

The Company continues to show strong patient market share with AGGRASTAT®, however, the market share is offset by increased price competition caused by enhanced generic Integrilin competition, which resulted in lower discounted prices for AGGRASTAT® into the first quarter of 2020. There was also decreases in the volume of the product sold compared to 2019. The Company is beginning to see an increase in demand for ZYPITAMAGTM and expects growth in ZYPITAMAGTM revenues going forward.

Adjusted EBITDA for the three months ended March 31, 2020 was negative $1.3 million compared to negative $1.7 million for the three months ended March 31, 2019. The change in adjusted EBITDA for the three months ended March 31, 2020 is the result of lower selling, general and administration and research and development expenses, partially offset by lower revenues during the three months ended March 31, 2020 when compared to the same period in 2019.

Net loss for the three months ended March 31, 2020 was $1.5 million or $0.14 per share compared to net loss of $2.8 million or $0.18 per share for the three months ended March 31, 2019. The change in the net loss for the three months ended March 31, 2020 is the result of lower selling, general and administration and research and development expenses and a gain on foreign exchange, partially offset by lower revenues experienced during the three months ended March 31, 2020 when compared to the three months ended March 31, 2019.

At March 31, 2020, the Company had unrestricted cash totaling $12.7 million consistent with the $13.0 million of unrestricted cash held as of December 31, 2019. Cash flows used in operating activities for the three months ended March 31, 2020 totaled $822,000 compared to $1.9 million for the three months ended March 31, 2019.

All amounts referenced herein are in Canadian dollars unless otherwise noted.

Notes

(1)  The Company defines EBITDA as "earnings before interest, taxes, depreciation, amortization and other income or expense" and Adjusted EBITDA as "EBITDA adjusted for non-cash and non-recurring items". The terms "EBITDA" and "Adjusted EBITDA", as it relates to the three months ended March 31, 2020 and 2019 results prepared using IFRS, do not have any standardized meaning according to IFRS. It is therefore unlikely to be comparable to similar measures presented by other companies.

Conference Call Info:

Topic:  Medicure's Q1 2020 Results

Call date:  Wednesday, May 13, 2020

Time:  7:30 AM Central Time (8:30 AM Eastern Time)

Canada toll: 1 (416) 764-8659

North American toll-free:  1 (888) 664-6392

Passcode:  not required

Webcast: This conference call will be webcast live over the internet and can be accessed from the Medicure investor relations page at the following link: http://www.medicure.com/investors

You may request international country-specific access information by e-mailing the Company in advance. Management will accept and answer questions related to the financial results and operations during the question-and-answer period at the end of the conference call. A recording of the call will be available following the event at the Company's website.

About Medicure Inc.
Medicure is a pharmaceutical company focused on the development and commercialization of therapies for the U.S. cardiovascular market. The present focus of the Company is the marketing and distribution of AGGRASTAT® (tirofiban hydrochloride) injection, ZYPITAMAGTM (pitavastatin) tablets and the ReDS™ device in the United States, where they are sold through the Company's U.S. subsidiary, Medicure Pharma Inc. For more information on Medicure please visit www.medicure.com.

To be added to Medicure's e-mail list, please visit: http://medicure.mediaroom.com/alerts

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward Looking Information: Statements contained in this press release that are not statements of historical fact, including, without limitation, statements containing the words "believes", "may", "plans", "will", "estimates", "continues", "anticipates", "intends", "expects" and similar expressions, may constitute "forward-looking information" within the meaning of applicable Canadian and U.S. federal securities laws (such forward-looking information and forward-looking statements are hereinafter collectively referred to as "forward-looking statements"). Forward-looking statements, include estimates, analysis and opinions of management of the Company made in light of its experience and its perception of trends, current conditions and expected developments, as well as other factors which the Company believes to be relevant and reasonable in the circumstances. Inherent in forward-looking statements are known and unknown risks, uncertainties and other factors beyond the Company's ability to predict or control that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements, and as such, readers are cautioned not to place undue reliance on forward-looking statements. Such risk factors include, among others, the Company's future product revenues, expected future growth in revenues, stage of development, additional capital requirements, risks associated with the completion and timing of clinical trials and obtaining regulatory approval to market the Company's products, the ability to protect its intellectual property, dependence upon collaborative partners, changes in government regulation or regulatory approval processes, and rapid technological change in the industry. Such statements are based on a number of assumptions which may prove to be incorrect, including, but not limited to, assumptions about: general business and economic conditions; the impact of changes in Canadian-US dollar and other foreign exchange rates on the Company's revenues, costs and results; the timing of the receipt of regulatory and governmental approvals for the Company's research and development projects; the availability of financing for the Company's commercial operations and/or research and development projects, or the availability of financing on reasonable terms; results of current and future clinical trials; the uncertainties associated with the acceptance and demand for new products and market competition. The foregoing list of important factors and assumptions is not exhaustive. The Company undertakes no obligation to update publicly or otherwise revise any forward-looking statements or the foregoing list of factors, other than as may be required by applicable legislation. Additional discussion regarding the risks and uncertainties relating to the Company and its business can be found in the Company's other filings with the applicable Canadian securities regulatory authorities or the US Securities and Exchange Commission, and in the "Risk Factors" section of its Form 20F for the year ended December 31, 2019.

AGGRASTAT® (tirofiban hydrochloride) is a registered trademark of Medicure International Inc.

Condensed Consolidated Interim Statements of Financial Position
(expressed in thousands of Canadian dollars, except per share amounts)
(unaudited)

	March 31, 2020	December 31, 2019
Assets
Current assets:
Cash and cash equivalents	$12,688	$12,965
Accounts receivable	9,700	10,216
Inventories	8,020	6,328
Prepaid expenses	1,965	1,855
Total current assets	32,373	31,364
Non-current assets:
Property, plant and equipment	1,207	1,282
Intangible assets	9,844	9,599
Other assets	39	39
Total non-current assets	11,090	10,920
Total assets	$43,463	$42,284

Liabilities and Equity
Current liabilities:
Accounts payable and accrued liabilities	$10,064	$9,384
Current portion of royalty obligation	1,010	872
Current portion of acquisition payable	709	649
Income taxes payable	564	517
Current portion of lease obligation	249	240
Total current liabilities	12,596	11,662
Non-current liabilities
Royalty obligation	1,176	1,176
Acquisition payable	1,852	1,655
Lease obligation	793	849
Total non-current liabilities	3,821	3,680
Total liabilities	16,417	15,342
Equity:
Share capital	85,364	85,364
Warrants	1,949	1,949
Contributed surplus	8,105	8,028
Accumulated other comprehensive income	(4,260)	(5,751)
Deficit	(64,112)	(62,648)
Total Equity	27,046	26,942
Total liabilities and equity	$43,463	$42,284

Condensed Consolidated Interim Statements of Net Loss and Comprehensive Income (Loss)
(expressed in thousands of Canadian dollars, except per share amounts)
(unaudited)

For the three months ended March 31	2020	2019

Revenue, net	$3,010	$4,880
Cost of goods sold	1,542	1,038
Gross profit	1,468	3,842

Expenses
Selling	2,069	4,128
General and administrative	800	935
Research and development	858	921
	3,727	5,984

Finance (income) costs:
Finance expense (income), net	73	(190)
Foreign exchange (gain) loss, net	(868)	881
	(795)	691
Net loss before income taxes	$(1,464)	$(2,833)

Income tax recovery
Current	-	(77)
	-	(77)
Net loss	$(1,464)	$(2,756)

Other comprehensive income (loss):
Item that may be reclassified to profit or loss
Exchange differences on translation of foreign subsidiaries	1,491	(834)

Item that will not be reclassified to profit or loss:
Revaluation of investment in Sensible Medical at FVOCI	-	117
Other comprehensive income (loss), net of tax	1,491	(717)
Comprehensive income (loss)	$27	$(3,473)

Loss per share
Basic	$(0.14)	$(0.18)
Diluted	$(0.14)	$(0.18)

Condensed Consolidated Interim Statements of Cash Flows
(expressed in thousands of Canadian dollars, except per share amounts)
(unaudited)

For the three months ended March 31	2020	2019
Cash (used in) provided by:
Operating activities:
Net loss for the period	$(1,464)	$(2,756)
Adjustments for:
Current income tax recovery	-	(77)
Amortization of property, plant and equipment	75	122
Amortization of intangible assets	608	183
Share-based compensation	77	122
Write-down of inventories	207
Finance expense (income), net	73	(190)
Unrealized foreign exchange loss	401	867
Change in the following:
Accounts receivable	516	2,752
Inventories	(1,899)	(36)
Prepaid expenses	(110)	(341)
Accounts payable and accrued liabilities	680	(3,046)
Interest received, net	14	969
Royalties paid	-	(462)
Cash flows used in operating activities	(822)	(1,893)
Investing activities:
Investment in Sensible Medical	-	(6,337)
Redemptions of short-term investments	-	2,313
Acquisition of property, plant and equipment	-	(164)
Acquisition of intangible assets	-	(7,038)
Cash flows used in investing activities	-	(11,226)
Financing activities:
Purchase of common shares under normal course issuer bid	-	(899)
Cash flows used in financing activities	-	(899)
Foreign exchange gain (loss) on cash held in foreign currency	545	(14)
Decrease in cash and cash equivalents	(277)	(14,032)
Cash and cash equivalents, beginning of period	12,965	24,139
Cash and cash equivalents, end of period	$12,688	$10,107

View original content:http://www.prnewswire.com/news-releases/medicure-reports-financial-results-for-quarter-ended-march-31-2020-301057838.html

SOURCE Medicure Inc.

View original content: http://www.newswire.ca/en/releases/archive/May2020/12/c8428.html

%CIK: 0001133519

For further information: James Kinley, Chief Financial Officer, Tel. 888-435-2220, Fax 204-488-9823, E-mail: info@medicure.com, www.medicure.com

CO: Medicure Inc.

CNW 17:30e 12-MAY-20